UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17230

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ladenburg Thalmann & Co. Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

640 5th Avenue
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Schmidt	(602) 262-3301	david.schmidt@advisorgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

100 South Mill Avenue, Suite 1800	Tempe	AZ	85281
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, David Schmidt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public ★ State of Arizona ★ Maricopa County ★ Commission Expires 04/13/2026 ★ Gregory Greening ★ Commission #624377

Signature: ______________________

Title: Treasurer and Financial Operations Principal

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES

Ladenburg Thalmann & Co. Inc.
(SEC File Number. 8-17230)
(A wholly-owned subsidiary of Advisor Group Holdings, Inc.)
December 31, 2022
With Report Of Independent Registered Public Accounting Firm

Ladenburg Thalmann & Co. Inc.
(A wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Table of Contents
December 31, 2022

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

GLOSSARY

Certain terms and abbreviations used throughout this report are defined below.

Term or abbreviation	Definition
AGHI	Advisor Group Holdings, Inc.
AGI	Advisor Group, Inc.
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
FASB	Financial Accounting Standards Board
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles in the United States of America
Ladenburg	Ladenburg Thalmann Financial Services Inc.
Net Capital Rule	SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital
NYSE	New York Stock Exchange
SEC	Securities and Exchange Commission
U.S.	United States of America

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

ii



Deloitte & Touche LLP
100 South Mill Avenue
Suite 1800
Tempe, AZ 85281-2804
USA

Tel: +1 602 234 5100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of Ladenburg Thalmann & Co. Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2023

We have served as the Company's auditor since 2020.

Ladenburg Thalmann & Co. Inc.
(A wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
(In Thousands, Except Share Amounts)
December 31, 2022

ASSETS		
Cash and cash equivalents	$	47,256
Restricted cash		100
Receivables from broker-dealers and clearing firms		845
Accounts and notes receivable		2,989
Receivables from affiliates		99
Securities owned, at fair value		1,756
Goodwill		54,523
Intangible assets, net of accumulated amortization of $10,119		13,073
Prepaid expenses and other assets		1,599
Total assets		122,240

LIABILITIES & STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable		376
Compensation payable		11,395
Accounts payable and accrued expenses		1,603
Payables to affiliates		4,074
Deferred tax liabilities, net		754
Income tax payable		42
Other liabilities		2,388
Total liabilities		20,632
Commitments and contingencies (Note 9)		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; 1,000 shares authorized; 560 shares issued and outstanding		—
Additional paid-in capital		104,753
Accumulated deficit		(3,145)
Total stockholder's equity		101,608
Total liabilities and stockholder's equity	$	122,240

See accompanying notes.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Ladenburg Thalmann & Co. Inc. (the "Company") is a wholly-owned subsidiary of AGHI. AGHI is a wholly-owned subsidiary of AG Parent Corp., which is a wholly-owned subsidiary of Ladenburg.

The Company is a full-service broker-dealer that has been a member of the NYSE since 1879 and is registered with FINRA, the Municipal Securities Rulemaking Board and the SEC pursuant to the Securities Exchange Act of 1934. Its broker-dealer activities include sales and trading and investment banking. The Company provides its services principally to middle-market and emerging growth companies and high-net-worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company executes its customers' transactions on a fully-disclosed basis through unaffiliated clearing broker-dealers which carry the accounts and securities of the Company's customers.

Management of the Company has performed an evaluation of subsequent events through February 27, 2023, which is the date the Statement of Financial Condition was available to be issued.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Presentation

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions necessary for a fair statement of the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and assumptions.

Reportable Segment

The Company operates exclusively in the U.S. as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision maker.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing broker-dealer firms as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Goodwill and Intangible Assets

Goodwill is not amortized; however, the remaining acquired intangible assets were deemed to have definite lives and are amortized on a straight-line basis over their useful lives which range from 3 to 10 years. Goodwill and intangible assets are tested annually for impairment on October 1st, or more frequently, as events occur which may indicate that the carrying amounts may not be recoverable.

When testing goodwill for impairment, the Company may first assess qualitative factors to determine if it is more likely than not (i.e. a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If, based on the qualitative analysis, the Company determines that it is not more likely than not that a reporting unit's fair value is less than its carrying amount, including goodwill, no further analysis is performed. If the Company determines that it is more likely than not that a reporting unit's fair value is less than its carrying amount based on the qualitative analysis, the Company performs

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

3

a quantitative analysis. In the first step of the quantitative analysis, the Company compares the fair value of a reporting unit to its carrying amount, including goodwill, to determine a potential impairment. If the fair value is less than the carrying amount, the Company performs the second step of the quantitative analysis which consists of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, the Company recognizes an impairment loss equal to the difference between the implied fair value and the carrying amount. No impairment of goodwill was recognized for the Company during the year ended December 31, 2022.

The Company monitors the operating and cash flow results related to its intangible assets to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying value may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the fair value. No impairment of intangible assets was recognized for the Company during the year ended December 31, 2022.

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. This requires the Company to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of AGHI. In addition, in those states that have a unitary structure, AGHI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AGHI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under U.S. GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary differences are expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices with remaining lease terms of approximately 6 years, some of which include options to extend the lease. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise. The right-of-use leases are included within "Prepaid expenses and other assets" and the related lease liabilities are included in "Other liabilities" on the Statement of Financial Condition.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for the net present value of payments is recognized on a straight-line basis over the lease term.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of the loss is based upon currently available information which is subject to significant judgment, a variety of assumptions and uncertainties. When a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in "Accounts payable and accrued expenses" on the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of the Company's financial professionals; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters is expensed in the period it is incurred.

Recently Adopted Accounting Pronouncements

ASU 2019-12 – On January 1, 2022, the Company adopted ASU 2019-12, *Simplifying the Accounting for Income Taxes*. The amendments in this standard simplified the accounting for income taxes by removing certain exceptions to the general principles in ASC 740, *Income Taxes*. The amendments also provided improvements related to the consistent application of GAAP as well as simplifying other areas of ASC 740 by clarifying and amending existing guidance. The adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition.

ASU 2021-08 – In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 as if it had originated the contracts. This ASU was effective on January 1, 2023, and the adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition.

Accounting Pronouncements Issued but not yet Adopted

ASU 2022-03 – In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement of Equity Securities Subject to Contractual Sales Restrictions*, which provides guidance clarifying that (1) a contract restricting the sale of an equity security (e.g. lock-up agreement) is a characteristic of the reporting entity holding the security, not the security itself, and thus should

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

5

not be considered in measuring the fair value of the security and (2) sale restrictions that are characteristics of the equity security (e.g. restriction resulting from a security that is not registered for sale with a national securities exchange or an over-the-counter market when other securities from the same class of stock are registered for sale) should be considered when measuring the fair value of the equity security. The ASU also requires specific disclosures related to equity securities that are subject to contractual sale restrictions. This guidance will be effective for the Company on January 1, 2024, and the amendments will be applied prospectively. The Company is currently evaluating the guidance and the potential impact the adoption of this ASU will have on its financial statement.

NOTE 3 – ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable as of December 31, 2022 consist of the following (dollars in thousands):

Investment banking revenue receivable	$	2,732
Cash sweep revenue receivable		191
Other		66
Total accounts and notes receivable	$	2,989

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consist of the following as of December 31, 2022 (dollars in thousands):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
Capital market relationships	$	17,208	$	(7,078)	$	10,130
Trading relationships		1,961		(1,882)		79
Trade name		4,023		(1,159)		2,864
Total intangible assets	$	23,192	$	(10,119)	$	13,073

NOTE 5 – FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. However, the determination of what constitutes observable requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3: Inputs that are unobservable.

The following table presents the Company's hierarchy for assets measured at fair value on a recurring basis as of December 31, 2022 (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:				
U.S. government debt security	$ 46,453	$ —	$ —	$ 46,453
Securities owned:				
Common stock	109	405	—	514
Warrants	—	755	—	755
Other	—	487	—	487
Subtotal - Securities owned	109	1,647	—	1,756
Total assets at fair value	$ 46,562	$ 1,647	$ —	$ 48,209

The U.S. government debt security included within cash and cash equivalents has a maturity of less than 90 days. The fair value is based on prices obtained from an independent pricing vendor.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Securities Act Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2. The fair value is based on prices obtained from an independent pricing vendor.

Warrants may be received as compensation for investment banking services. Warrants are carried at a discount to fair value as determined by using the Black-Scholes option pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price and risk-free rate of return.

As of December 31, 2022, approximately $0.5 million of securities owned was deposited with the Company's clearing broker-dealer. Under the clearing agreement with such clearing broker-dealer, the securities may be sold or hypothecated by the clearing broker-dealer.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

7

NOTE 6 – INCOME TAXES

The following table presents the components of deferred tax assets (liabilities) as of December 31, 2022 (dollars in thousands):

Deferred tax assets:		
Accrued legal fees	$	149
Accrued bonus		934
Fixed assets		172
Net operating losses		1,337
Lease liability		246
State taxes		55
Unrealized losses		622
Total deferred tax assets		3,515
Deferred tax liabilities:		
Intangible assets		(3,863)
Prepaid expenses		(161)
Right-of-use asset		(245)
Total deferred tax liabilities		(4,269)
Deferred tax liabilities, net	$	(754)

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the Statement of Financial Condition. As of December 31, 2022, the Company had no liability for uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. In the federal jurisdiction, the tax years of 2019 to 2022 remain open to examination and in the state jurisdictions, the tax years of 2018 to 2022 remain open to examination as of December 31, 2022.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

NOTE 7 – RELATED PARTY TRANSACTIONS

"Payables to affiliates," as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis.

Dividends

The payment, timing and amount of dividends are subject to approval by the Board of Directors as well as net capital rules which require that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. For additional information on net capital requirements, see "Note 8 – Net Capital Requirements and Exemptions." During the year ended December 31, 2022, the Company paid $2.0 million in dividends to AGHI.

NOTE 8 – NET CAPITAL REQUIREMENTS AND EXEMPTIONS

The Company is subject to the SEC's Net Capital Rule, which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital of (1) the greater of $250,000 or 2% of aggregate debit balances arising from client transactions under the alternative method or (2) the greater of $250,000 or the minimum net capital required per the market maker requirements. The Company meets the definition of a market maker per the Net Capital Rule, therefore the capital requirements for market makers under SEC Rule 15c3-1(a)(4) apply. Per this section of the rule, the Company is required to maintain minimum net capital in an amount of $2,500 for each security in which it makes a market, unless a security in which it makes a market has a market value of $5 or less. In instances where the security has a market value of $5 or less, the amount of net capital is $1,000 for each such security. The calculation is based on the average number of markets made by the Company in the 30 days immediately preceding the computation date. The Company enters into certain contractual securities underwriting commitments, which can impact the Company's net capital on a daily basis.

The net capital and net capital requirements for the Company as of December 31, 2022 are summarized in the following table (dollars in thousands):

Net Capital	Required Minimum Net Capital	Excess Net Capital
$ 37,057	$ 250	$ 36,807

The Company is exempt from the computation of reserve requirements and possession or control requirements under SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters

On March 4, 2022, a purported class action complaint was served on the Company. That action was filed in the Superior Court for Los Angeles County, California against Ontrak, Inc. ("Ontrak"), its officers and directors and nine firms that underwrote three securities offerings, which raised approximately $94 million, in 2020. The Company was one of the underwriters of two of the offerings, and the Company raised approximately $17 million for those offerings. The complaint alleges, among other things, that the offering materials were misleading and contained untrue statements of and omissions of material facts, based on failures to disclose significant issues with Ontrak's largest customers that materially jeopardized its business, and that the underwriters are liable for violations of federal securities laws. The plaintiff seeks an unspecified amount of compensatory damages as well as other relief. On October 4, 2022, the court overruled the defendants' demurrer, allowing the case to proceed. The Company intends to vigorously defend against these claims.

In November 2015, two purported class action complaints were filed in the Circuit Court for Morgan County, Tennessee (Ninth Judicial District) against Miller Energy Resources, Inc. ("Miller"), officers, directors, auditors and nine firms that underwrote six securities offerings, which raised approximately $151 million in 2013 and 2014. The Company was one of the underwriters of two of the offerings, and the Company raised approximately $4.4 million for those offerings. The complaints allege, among other things, that the offering materials were misleading based on the purportedly overstated valuation of certain assets, and that the underwriters are liable for violations of federal securities laws. Also, a purported class action complaint was filed in the United States District Court for the Eastern District of Tennessee in May 2016 alleging similar claims; that complaint was dismissed without prejudice in March 2020. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. In December 2015, the defendants removed the state court complaints to the

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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federal court in Tennessee. In November 2016, the cases were consolidated. In August 2017, the court granted in part and denied in part the underwriters' motion to dismiss the complaint. In December 2019, the court issued an order remanding to state court the two suits that were initially filed in state court. In February 2023, the plaintiffs entered into a settlement with all underwriter defendants and several of the other defendants that, subject to approval of the court, will resolve all matters in the cases. The amount to be paid by the Company pursuant to the settlement is not material. A motion for preliminary approval of the proposed settlement is pending. Absent preliminary and final approval of the settlement by the court, the Company intends to continue to vigorously defend against these claims.

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

ASC 450, *Contingencies*, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. As of December 31, 2022, the Company accrued approximately $0.5 million for legal and regulatory matters. These liabilities are included in "Accounts payable and accrued expenses" in the Statement of Financial Condition.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Clearing Broker-Dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no

maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Concentration of Risk

The Company has receivables from unaffiliated clearing broker-dealers, which represent a concentration of credit risk should these clearing broker-dealers be unable to fulfill their obligations.

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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